UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

Commission File Number 001-15170

GlaxoSmithKline plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

GlaxoSmithKline plc

Results of 22nd Annual General Meeting

GlaxoSmithKline plc ('GSK') held a hybrid Annual General Meeting ('AGM') at 2.30pm on Wednesday 4 May 2022. Shareholders were able to join virtually via Lumi, Zoom and in person at the meeting held at the Sofitel Hotel in Terminal 5 Heathrow.

All valid proxy votes (whether submitted electronically or in hard copy form) were included in the poll taken at the meeting.

The table below shows the results of the poll on all 28 resolutions. The full text of the resolutions is contained in the Notice of AGM published on 28 March 2022, which is available on GSK's website at www.gsk.com.

Resolution		Total votes for(1)(2)%		Total votes against(2)%		Total votes cast	Votes withheld(3)
1	Receive and adopt the 2021 Annual Report	3,524,582,633	99.01	35,137,552	0.99	3,559,720,185	11,843,164
2	Approve the Annual report on remuneration	3,240,737,115	91.05	318,510,405	8.95	3,559,247,520	12,317,062
3	Approve the Remuneration Policy	2,197,755,545	61.76	1,360,515,540	38.24	3,558,271,085	13,294,793
4	Election of Dr Anne Beal	3,546,443,179	99.55	16,055,842	0.45	3,562,499,021	9,042,781
5	Election of Dr Harry Dietz	3,545,845,271	99.54	16,469,238	0.46	3,562,314,509	9,224,475
6	Re-election of Sir Jonathan Symonds	3,482,374,837	97.76	79,898,313	2.24	3,562,273,150	9,274,730
7	Re-election of Dame Emma Walmsley	3,555,195,651	99.79	7,564,971	0.21	3,562,760,622	8,806,465
8	Re-election of Charles Bancroft	3,503,934,446	98.36	58,393,472	1.64	3,562,327,918	9,214,474
9	Re-election of Vindi Banga	3,483,288,426	97.79	78,881,291	2.21	3,562,169,717	9,373,841
10	Re-election of Dr Hal Barron	3,546,018,185	99.54	16,347,031	0.46	3,562,365,216	9,173,855
11	Re-election of Dr Vivienne Cox	3,531,865,048	99.14	30,474,324	0.86	3,562,339,372	9,204,548
12	Re-election of Lynn Elsenhans	3,476,281,291	97.58	86,142,909	2.42	3,562,424,200	9,118,541
13	Re-election of Dr Laurie Glimcher	3,556,622,114	99.84	5,547,225	0.16	3,562,169,339	9,375,696
14	Re-election of Dr Jesse Goodman	3,555,655,121	99.82	6,515,409	0.18	3,562,170,530	9,367,820
15	Re-election of Iain Mackay	3,551,784,186	99.71	10,432,989	0.29	3,562,217,175	9,333,434
16	Re-election of Urs Rohner	3,410,175,068	95.74	151,806,419	4.26	3,561,981,487	9,561,680
17	Re-appointment of the auditor	3,557,280,686	99.84	5,797,033	0.16	3,563,077,719	8,481,780
18	Remuneration of the auditor	3,555,233,064	99.86	5,000,395	0.14	3,560,233,459	11,338,880
19	Authority for the company to make donations to political organisations and incur political expenditure	3,493,409,287	98.64	48,161,797	1.36	3,541,571,084	30,003,446
20	Authority to allot shares	3,430,993,149	96.35	130,127,471	3.65	3,561,120,620	10,593,875
21	Disapplication of pre-emption rights - general power(4)	3,460,375,320	97.24	98,220,644	2.76	3,558,595,964	12,963,416
22	Disapplication of pre-emption rights - in connection with an acquisition or specified capital investment(4)	3,404,168,390	95.65	154,942,194	4.35	3,559,110,584	12,448,092
23	Authority for the company to purchase its own shares(4)	3,517,497,794	98.79	43,085,674	1.21	3,560,583,468	10,990,502
24	Exemption from statement of senior statutory auditor's name	3,523,554,816	99.59	14,359,955	0.41	3,537,914,771	33,655,391
25	Authority for reduced notice of a general meeting other than an AGM(4)	3,331,432,180	93.62	227,176,994	6.38	3,558,609,174	12,950,914
26	Approve the Share Save Plan 2022	3,508,449,940	98.62	49,235,709	1.38	3,557,685,649	13,896,262
27	Approve the Share Reward Plan 2022	3,516,666,377	98.86	40,690,090	1.14	3,557,356,467	14,160,284
28	Approve the adoption of new Articles of Association(4)	3,549,030,121	99.80	6,964,097	0.20	3,555,994,218	15,501,889

Resolution 3 - Approval of the Remuneration Policy

The Company was pleased that the new remuneration policy was supported in a vote at today's Annual General Meeting.  It also notes that a significant minority were not able to support the new policy at this time. The Company undertook an in-depth consultation process with the majority of its largest shareholders in developing the revised policy and will continue to engage to ensure it fully understands the views of all shareholders on these matters, and to continue to explain the rationale for the changes.

Notes:

(1)   The "for" votes include those giving the Chair discretion. In line with the notification issued to American Depositary Receipt (ADR) holders last year, GSK did not instruct its ADR Depositary to vote any unvoted ADRs in respect of the AGM resolutions.
(2)    Votes "for" and "against" are expressed as a percentage of the total votes cast.
(3)    A vote withheld is not a vote in law and is not counted in the calculation of the proportion of votes "for" or "against" a resolution.
(4)    Indicates Special Resolutions requiring a 75% majority.

The following table provides further information on participation in the AGM:

	GSK's Twenty second AGM (Hybrid meeting) (2022)	GSK's Twenty first AGM (Virtual meeting) (2021)
Issued share capital (excluding Treasury Shares)	5,083,974,547	5,031,444,276
Total votes cast and votes withheld lodged as a % of GSK's issued share capital (excluding Treasury Shares)	70.25%	70.11%
Total shareholder population	89,764	100,906
Total number of proxies lodged	5,343	6,089
Number of shareholders in attendance	93 in person 68 participated virtually	142 participated virtually
% of shareholders who lodged proxies	5.95%	6.03%

The above poll results will shortly be available on the company's website at www.gsk.com. In accordance with Listing Rule 9.6.2, a copy of the resolutions, other than those concerning ordinary business, will be submitted to the UK Listing Authority and will in due course be available for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism

V A Whyte
Company Secretary
4 May 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GlaxoSmithKline plc
(Registrant)

Date: May 04, 2022

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc